Exhibit (e)(30)

June 9, 2017

Antony (Tony) Rogers

4767 Nexus Center Drive

San Diego, CA 92121

Dear Tony:

This letter (the “Agreement”) sets forth the terms of your continuing part-time employment with Senomyx, Inc. (the “Company”) effective as of July 28, 2017.

1.    Terms of Service. Effective July 28, 2017 you will resign from the position of Senior Vice President and Chief Financial Officer. As of that date, you agree to be employed on a part-time basis, whereby you will devote, and will be paid for: ten hours (10) of service to the Company per month (as requested by the Company), during the period between July 28, 2017 to December 22, 2017; (the “Service Period”), unless terminated earlier by either party. In your part-time role, you will continue to report to the Company’s President and Chief Executive Officer to provide input on financial, investor relations and accounting matters as requested by the Chief Executive Officer. You acknowledge your continuing obligations under your Proprietary Information and Inventions Agreement during the period of your ongoing part-time employment with the Company.

2.    Accrued Paid Time Off and Sabbatical. At the time you become benefit ineligible, currently anticipated to occur on July 28, 2017, the Company will pay to you all accrued and unused paid time off earned through that date, less applicable deductions and withholdings, and will pay you all unused sabbatical time, less applicable deductions and withholdings.

3.    Services. The parties acknowledge that you will perform the services contemplated above at the location of your choice, but with advance notice you may also be available to attend meetings at Company’s principal place of business or at other places upon mutual agreement between you and an authorized representative of the Company. You also agree to perform a reasonable amount of informal consultation with the Company over the telephone or otherwise. The Company acknowledges that during the Service Period you may be a full-time employee of another company and, if so, that you will be subject to their respective policies, as they may be revised from time to time, including, among others, policies concerning part-time service, consulting, conflicts of interest, and intellectual property. The Company agrees that your employment with another company does not by itself violate any of the Company’s policies or agreements that are applicable to you, although any outside employment will be reviewed on a case-by-case basis.

(a)    Compensation; Expenses. As compensation for performing the services as contemplated during the Service Period you will be paid a bi-weekly amount of $1,153.85, less applicable deductions and withholdings, payable in accordance with the Company’s normal payroll policies and procedures. The Company will also reimburse you for business expenses reasonably incurred on behalf of the Company during the Service Period pursuant to its established expense reimbursement policy. You and the Company may mutually agree to modify the compensation arrangement for services at any time.

(b)    Treatment of Outstanding Stock Options. Your issued and outstanding stock options under the Company’s Amended and Restated 2004 Equity Incentive Plan and the 2013 Equity Incentive Plan will continue to vest in accordance with their terms during the Service Period. Provided that neither party terminates your part-time service to the Company as contemplated by this letter prior to December 22, 2017, the exercise period for any vested and unexercised stock options shall be deemed extended until the later of (i) December 31, 2018, or (ii) nine (9) months following your termination of continuous service to the Company.

(c)    No Solicitation. During the Service Period, you will not personally or through others recruit, solicit or induce any employee of the Company to terminate his or her employment with the Company.

(d)    At-Will Employment; Termination of Service Period. Your employment will continue to be “at-will,” which means it may be terminated at any time by you or the Company with or without cause or advance notice. Any such termination shall be in writing. In fact, every aspect of your employment relationship with the Company is on an at-will basis. As part of your at-will employment, the Company expressly reserves its inherent authority to manage and control its business enterprise and to exercise its sole discretion to determine all issues pertaining to your employment. No one other than the Company’s Chief Executive Officer or his designee has the authority to alter this Agreement, to enter into a different agreement for your employment for a specified period, or to make any agreement contrary to this Agreement. Furthermore, any agreement that alters the at-will nature of employment must be in writing and must be signed by both the Company’s Chief Executive Officer or his designee and you. Termination or expiration of your Service Period shall not affect: (i) the Company’s obligation to pay for services previously performed by you or expenses reasonably incurred by you for which you are entitled to reimbursement; or (ii) your continuing obligations to the Company under your Proprietary Information and Inventions Agreement.

4.    Other Compensation or Benefits. As a part-time employee regularly scheduled to work less than 30 hours per week, you will not be eligible to participate in the Company’s medical or dental benefit plans, the paid time off program, or receive holiday pay. To the extent provided by the federal COBRA law or, if applicable, state insurance laws, and by the Company’s current group health insurance policies, you will be eligible to continue your current group health insurance benefits. You may be eligible to receive a one-time bonus for contributions made during 2017, to be paid during the first quarter of 2018. The determination of a one-time bonus, if any, will be determined by the Compensation Committee of the Board at the end of 2017. You may continue to be eligible to participate in the Company’s 401(k) plan pursuant to plan eligibility. If you have any questions regarding benefits, please see the Company’s Human Resources Department. The Company may modify compensation and

2.

benefits from time to time as it deems necessary. The parties mutually acknowledge and agree that the changes to your salary, to the number of hours or service provided by you and to your position and responsibilities after July 28, 2017, as contemplated by this Agreement, shall not constitute Good Reason for purposes of the CIC Agreement. The parties mutually agree and acknowledge that the Amended and Restated Change in Control Agreement dated as of December 31, 2008 and as last amended in the First Amendment to Change in Control Agreement dated September 24, 2009 is hereby amended by deleting Paragraphs 1(b) and 1(c) thereof. The deleted paragraphs shall have no further force or effect, and you shall have no rights to receive benefits under either of such paragraphs following July 28, 2017. The remaining provisions of your Amended and Restated Change in Control Agreement shall remain in full force and effect.

5.    Return of Company Property and Reaffirmation of Proprietary Information Obligations. You agree that upon the expiration or termination of your Service Period, you will return to the Company all Company documents and other Company property in your possession or control, including, but not limited to files, notes, memoranda, correspondence, agreements, notebooks, records, reports, all proprietary information, tangible property and equipment; provided, however, that during the Service Period only, the Company will permit you to retain, receive, and/or use any documents, equipment and/or information reasonably necessary to perform the services contemplated hereunder. You also agree to execute upon separation from the Company, the Company’s Acknowledgment of Proprietary Information document, attached as Attachment A.

6.    Miscellaneous. This Agreement constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company with regard to its subject matter. This Agreement is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations. This Agreement may not be modified or amended except in a writing signed by both you and the Company’s Chief Executive Officer or his designee. This Agreement will bind the heirs, personal representatives, successors and assigns of both you and the Company, and inure to the benefit of both you and the Company, their heirs, successors and assigns. If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, this determination will not affect any other provision of this Agreement and the provision in question will be modified so as to be rendered enforceable. This Agreement will be deemed to have been entered into and will be construed and enforced in accordance with the laws of the State of California as applied to contracts made and to be performed entirely within California. Any ambiguity in this Agreement shall not be construed against either party as the drafter. Any waiver of a breach of this Agreement shall be in writing and shall not be deemed to be a waiver of any successive breach. This Agreement may be executed in counterparts and facsimile signatures will suffice as original signatures.

3.

If this Agreement is acceptable to you, please sign below and return the original to me.

Sincerely,

SENOMYX, INC.

By:	/s/ John Poyhonen

Title:	Chief Executive Officer

I HAVE READ, UNDERSTAND AND AGREE FULLY TO THE FOREGOING AGREEMENT:

/s/ Antony Rogers
ANTONY ROGERS

Date:	6/9/2017

4.